2010 ANNUAL REPORT

NAPCO SECURITY TECHNOLOGIES, INC.



Received SEC
NOV 0 8 2010
Washington, DC 20549

NAPCO SECURITY INC.

ALARM LOCK SYSTEMS INC.

CONTINENTAL INSTRUMENTS LLC.

ISEE VIDEO COMPANY

MARKS USA LLC.

The Building Blocks Are In Place For Renewed Growth.



Napco Security Technologies, Inc.: Meeting the market's needs for advanced, integrated security solutions with the industry's most comprehensive product portfolio.







NAPCO



ALARM LOCK



ISEE VIDEO



CONTINENTAL



MARKS USA

NAPCO Gemini Intrusion Alarm Systems, Reporting Options & Firewolf Life Safety Products feature many new items, including GSM Starlink® wireless and internet alarm communicators, which generate recurring revenue for Napco and its dealers, new keypads, miniature Gemini wireless transmitters, wireless and conventional smoke & carbon monoxide detectors for use with NAPCO's popular intrusion alarm series. Also new is the NAPCO Commercial™ Platform – a full new line of Commercial Fire or Combination Burglary/ Fire Systems configurable for Wireless, Hardwire, Analog, Addressable or Conventional technology devices, for use in commercial applications including buildings and life safety systems.

Alarm Lock Trilogy Electronic Access Control Locks continue to build market share. These standalone systems in conventional and narrow stile configurations, fit any door type, meet BHMA certified Grade 1 commercial standards, and support both PIN codes or standard Prox. ID badges and include new Networx™ wireless networking locks.

iSee Video Remote Video Surveillance Systems install easily, enabling home and business owners to view their premises from any smart phone or computer online anywhere. The latest addition to the line, include downloadable Apps for iPhone, Android and Blackberry plus Wi-Fi Wireless cameras that work on 802.11 technology and cut installation time down to under 10-minutes. iSee Video surveillance systems offer trendy technology and recurring revenue streams for NAPCO and its dealers.

Continental Access Enterprise Class Systems are ultra-scalable for any commercial application and support all major access ID/credentials, including PIV/FIPS/TWIC cards being deployed for government employees, vendors and contractors nationwide. Constantly updating our proprietary software to add new features such as input/output linking and schedules for parking lot occupancy and elevator control, for example; as well as more dynamic mapping and visitor management functions.

Marks USA Top Quality Commercial and Life Safety Locksets are available in over 300 architectural trim designs, providing maximum choice for industrial and commercial applications. These Grade 1 locks currently protect The Plaza Hotel, Trump Grande Hotel, the U.S. Senate, and the White House. Recently, Marks introduced a full line of Grade 1 architectural panic bars and door closers to further enhance its line of architectural Grade 1 door locksets.

(NASDAQ:NSSC)

To Our Shareholders

Dear Shareholders:

NAPCO has begun to recover from the international financial crisis that has severely impacted global business conditions for the past two years.

This turnaround became apparent during the fourth quarter of Fiscal 2010, where net sales grew to $20,636,000, a 9% increase over net sales of $18,979,000 during the same period a year ago. Fourth quarter net sales were also 29% higher than the previous quarter. This improved performance is consistent with NAPCO's plan to become a leaner, more efficient, and strategically-focused company.

For the year ended June 30, 2010, the Company's net sales were $67,757,000, a decrease of 3% as compared to $69,565,000 during fiscal 2009. However, adjusted EBITDA* improved to $434,000 for the year ended June 30, 2010 as compared to ($162,000) the previous year. Net income for the fourth quarter was ($1,892,000) or ($0.10) per fully diluted share, a 79% increase over net income of ($9,224,000) or ($0.47) during the same period a year ago. Meanwhile, net income for fiscal 2010 year was ($6,500,000) or ($0.34) per fully diluted share, a 51% increase compared to net income of ($13,382,000) or ($0.70) for fiscal 2009. Other highly positive signs have emerged, including:

- an increase in cash generated from operating activities, which was approximately $5.3 million for fiscal 2010
- debt, net of cash, has been reduced to $24.3 million, down from $35.9 million following the acquisition of Marks USA in August of 2008
- inventory levels were reduced by approximately $4.8 million during fiscal 2010 through the aggressive utilization of existing inventories
- accounts receivable decreased by $2.2 million to $17.8 million at June 30, 2010, an 11% decrease from the June 30, 2009 level of $20 million. This decrease occurred even though sales in the fourth quarter were 9% higher, as previously mentioned.



Richard L. Soloway
Chairman, President, and CEO

Gross profit for the year ended June 30, 2010 was $14,522,000, a 4% decrease as compared to $15,096,000 for the prior year. Gross profit was negatively impacted by reduced sales levels as well as through a $394,000 charge to inventory reserve, whereas gross profit in 2009 reflected a restructuring cost of $1,100,000 related to the consolidation of European and Middle Eastern warehousing operations into NAPCO's New York headquarters.

Reducing costs, increasing efficiencies

In order to reduce costs and boost long-term profitability, NAPCO has instituted a series of cost-saving measures aimed at consolidating operations wherever possible, thereby transforming ourselves into a leaner, more profitable organization. For example, the Company has moved substantially all of the operations from newly acquired Marks USA into our Amityville, New York headquarters as well as into our manufacturing facility in the Dominican Republic, with the remainder to be completed by December 31, 2010.

In addition, we have successfully streamlined our manufacturing, marketing, and sales activities to increase long-term operational efficiencies. The Company also recently signed a restated credit facility with its banks, which provides an alternative interest rate option based on LIBOR plus a spread of 4.5 percent. Whereas NAPCO is currently paying a rate of 7.25 percent based on Prime plus 4.0 percent, this new

* see table on inside back cover

option would provide an effective interest rate of approximately 5 percent at today's rates. This lower interest rate should reduce our interest expense by over $500,000 over the next twelve months. This agreement also restructures certain financial covenants to better reflect the Company's current financial condition in today's economy.

The right products, at the right time

Ongoing efforts to aggressively reduce costs and restructure debt have not diminished our core strength of offering the security industry's most comprehensive line of dealer-friendly products and well-established brands.

The introduction of the new NAPCO Commercial™ platform gives us a powerful presence in the multi-billion dollar market for combined commercial fire, life safety and security protection. The commercial segment of the security and fire systems business has held up well during the economic downturn and this product line opens the Company up to dynamic new avenues for profitable, high margin growth into hospitals, schools, factories, shopping centers and office buildings. The NAPCO Commercial platform consists of state-of-the art, 8 to 255 point addressable or conventional control panels, as well as a multitude of proprietary accessory devices and modules that make the system infinitely configurable, for any application.

Our Alarm Lock commercial stand-alone electronic locking business continues to perform well and gain in popularity with end-user accounts across the country. The product line is less dependent on the vicissitudes of new construction growth cycles because it retrofits to any existing doorway, providing a full-featured, cost-effective, access control system that is easily and quickly installed by locking professionals. We recently introduced the Alarm Lock Networx wireless locking system, which has met with very favorable market reception. Networx communicates wirelessly with the lock via ethernet or 802.11B/G, thus eliminating the need to program or retrieve audit trail data at the door.

In an effort to grow market share at a time when the contract hardware construction business is somewhat weak, Marks USA has launched its new "Triple Play" architectural hardware suite of products. This premium line offers a competitively priced, "one stop shopping" solution of aesthetically coordinated Grade 1 matching locksets, panic devices and door closers.

Expanding service-oriented recurring revenue income

During fiscal 2010, NAPCO introduced a wireless version of its popular iSeeVideo™ product line, which allows homeowners and business owners to remotely view live video or stored clips of activity within their homes or businesses, from any computer or web-enabled cell phone, anywhere in the world. iSee Video represents a major strategic initiative for building future profitability, as this product provides NAPCO and its dealers with incremental, service-driven, recurring revenue streams that are less likely to fluctuate with short-term macro-economic cycles. We are particularly excited about how the new wireless iSeeVideo product makes dealer installations faster and easier, supporting further expansion of our already substantial customer subscriber base.

Another driver of recurring revenue service income for the Company and its dealer partners is NAPCO's StarLink Wireless Radios. Now on the GSM/GPRS national network, StarLink radios connect between any alarm control panel and its telephone connection. Whenever the traditional telephone line connection fails, the StarLink communicator wirelessly and expeditiously connects directly to the GSM network to transmit the alarm signal to any central monitoring station. StarLink radios are being used as a primary means of alarm reporting now that traditional hard-wire phone lines are becoming less prevalent in U.S. households.

Continental Access Control's latest 2.7 version of software provides dealers with the capability of central station monitoring of access control and intrusion events.

This feature opens up a whole new source of recurring revenue income for our access control integrators by enabling them to provide a service to their customers. Continental Access Control's new software provides dealer installers with 24/7monitoring capabilities, providing around-the-clock protection whenever security is compromised at an end-user facility, either by intruders forcing a door open, when unauthorized access card credentials are presented, or with any other breach of security.

Looking to the future

In light of the current economic recovery, I am cautiously optimistic about NAPCO's short-term prospects, and even more highly optimistic about our long-term potential.

Difficult economic times have forced us to tighten our belts and become leaner and more aggressive. At the same time, recent economic events have created an atmosphere conducive to future demand, causing people to become increasingly nervous about safety and security in a world that is growing increasingly dangerous. This "fear factor" is especially evident among large and small businesses that are looking to install increasingly sophisticated security and access control systems aimed at protecting corporate offices, manufacturing and warehouse facilities, computer IT departments, as well as remote facilities and assets.

To keep up with today's increasingly security-conscious world, NAPCO has responded by strengthening its sales force across all divisions. At the same time, we are increasingly focused on building recurring revenue streams that will ensure more predictable and sustainable growth for the Company and its network of dealers. As part of this initiative, our management is focused on creating new products that include a recurring revenue component to them. Several more of these service-revenue oriented product lines will be introduced over the coming year.

Assuming that economic conditions remain favorable, I am confident that we will once again return to year-over-year growth. My optimism is fueled by our core strengths, including a solid foundation of well-established brands, visionary management, dedicated and motivated employees, and a growing global network of loyal independent security distributors, alarm dealers, access control integrators, locking distributors and locksmiths.

Product demand is reinvigorated, and our sales channel partners are extremely enthusiastic about our recent product innovations as well as our ability to deliver annuity-type recurring revenue streams.

Our long-term potential is directly related to our ability to anticipate the needs of our customers with innovative products and services that deliver outstanding value. By listening to our customers, we will remain on a path to renewed and vigorous growth that will benefit our Company and our shareholders.

All the necessary building blocks are in place.

Sincerely,



Richard L. Soloway
Chairman, President and CEO

This letter contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, demand for and market acceptance of new and existing products, as well as other risks and uncertainties detailed from time to time in the filings of the Company with the Securities and Exchange Commission.

NAPCO, Alarm Lock, Continental Access/Instruments, Marks USA, iSee Video, Napco Commercial™, Trilogy, Networx™ StarLink™, Gemini, and CardAccess are trademarks of NAPCO. Double P's logo is a trademark of The Plaza Hotel. "Trump" logo is a trademark of Trump Organization, LLC. Nasdaq® is a registered trademark of The Nasdaq Stock Market, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2010

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Transition period from ___ to___

Commission File Number 0-10004

NAPCO SECURITY TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	11-2277818
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer I.D. Number)*
333 Bayview Avenue, Amityville, New York	11701
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (631) 842-9400

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01 per share	The NASDAQ Stock Market LLC
(Title of Each Class)	*(Name of each exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _ No X

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes _ No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No _

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "Large accelerated filer", "Accelerated filer" and "Smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer _ Accelerated filer _ Non-accelerated filer _ Smaller reporting company X

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes _ No X

As of December 31, 2009, the aggregate market value of the common stock of Registrant held by non-affiliates based upon the last sale price of the stock on such date was $20,230,781

As of October 11, 2010, 19,095,713 shares of common stock of Registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference from the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Registrant's 2010 Annual Meeting of Stockholders.

PART I

ITEM 1: BUSINESS.

NAPCO Security Technologies, Inc. ("NAPCO" or the "Company") was incorporated in December 1971 in the State of Delaware. Its executive offices are located at 333 Bayview Ave, Amityville NY 11701. Its telephone number is (631) 842-9400.

The Company is a diversified manufacturer of security products, encompassing intrusion and fire alarms, building access control systems and electronic locking devices. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment. On August 18, 2008, the Company, through the formation of a new subsidiary, Marks USA I, LLC ("Marks"), acquired substantially all of the assets and business of G. Marks Hardware, Inc. for $25.2 million, the repayment of $1 million of bank debt and the assumption of certain current liabilities. The Marks business involves the manufacturing and distribution of door-locking devices.

Website Access to Company Reports

Copies of our filings under the Securities Exchange Act of 1934 (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports) are available free of charge on our website (www.napcosecurity.com) on the same day they are electronically filed with the Securities and Exchange Commission.

Acquisition

On August 18, 2008, the Company acquired substantially all of the assets and business of Marks for $25.2 million, the repayment of $1 million of bank debt and the assumption of certain current liabilities. In August 2009, the Company completed the move of all operations of Marks to its Dominican plant and into the Company's corporate headquarters in Amityville. The Marks business involves the manufacturing and distribution of door-locking devices.

Restructuring Costs

In March 2009, the Company began a Restructuring Plan consisting of a series of actions to consolidate its Sales, Production and Warehousing operations of Marks and those in Europe and the Middle East into the Corporate Headquarters in Amityville, NY and its production facility in the Dominican Republic. The majority of these actions have been completed by June 30, 2010, while certain remaining Production-related actions are expected to be completed by December 31, 2010. Accordingly, the Company recognized restructuring costs of $1,274,000 in the fiscal year ended June 30, 2009. Of this amount, $210,000 relates to Workforce Reductions communicated in March 2009 and $1,064,000 to Business Exits and related costs associated with inventory and lease impairments related to the closure of the Marks, European and Middle East facilities. As of June 30, 2010, $1,138,000 of the $1,274,000 in restructuring costs has been paid and $136,000 remains in accrued expenses.

Products

Access Control Systems. Access control systems consist of one or more of the following: various types of identification readers (e.g. card readers, hand scanners, etc.), a control panel, a PC-based computer and electronically activated door-locking devices. When an identification card or other identifying information is entered into the reader, the information is transmitted to the control panel/PC which then validates the data and determines whether to grant access or not by electronically deactivating the door locking device. An electronic log is kept which records various types of data regarding access activity.

The Company designs, engineers, manufactures and markets the software and control panels discussed above. It also buys and resells various identification readers, PC-based computers and various peripheral equipment for access control systems.

Alarm Systems. Alarm systems usually consist of various detectors, a control panel, a digital keypad and signaling equipment. When a break-in occurs, an intrusion detector senses the intrusion and activates a control panel via hard-wired or wireless transmission that sets off the signaling equipment and, in most cases, causes a bell or siren to sound. Communication equipment such as a digital communicator may be used to transmit the alarm signal to a central station or another person selected by a customer.

The Company manufactures and markets the following products for alarm systems:

Automatic Communicators. When a control panel is activated by a signal from an intrusion detector, it activates a communicator that can automatically dial one or more pre-designated telephone numbers. If programmed to do so, a digital communicator dials the telephone number of a central monitoring station and communicates in computer language to a digital communicator receiver, which prints out an alarm message.

Control Panels. A control panel is the "brain" of an alarm system. When activated by any one of the various types of intrusion detectors, it can activate an audible alarm and/or various types of communication devices. For marketing purposes, the Company refers to its control panels by the trade name, generally "Gemini(TM)" and "Magnum Alert(TM)" followed by a numerical designation.

Combination Control Panels/Digital Communicators and Digital Keypad Systems. A combination control panel, digital communicator and a digital keypad (a plate with push button numbers as on a telephone, which eliminates the need for mechanical keys) has continued to grow rapidly in terms of dealer and consumer preference. Benefits of the combination format include the cost efficiency resulting from a single microcomputer function, as well as the reliability and ease of installation gained from the simplicity and sophistication of micro-computer technology.

Door Security Devices. The Company manufactures a variety of exit alarm locks including simple dead bolt locks, door alarms and microprocessor-based electronic door locks with push button and card reader operation.

Fire Alarm Control Panel. Multi-zone fire alarm control panels, which accommodate an optional digital communicator for reporting to a central station, are also manufactured by the Company.

Area Detectors. The Company's area detectors are both passive infrared heat detectors and combination microwave/passive infrared detectors that are linked to alarm control panels. Passive infrared heat detectors respond to the change in heat patterns caused by an intruder moving within a protected area. Combination units respond to both changes in heat patterns and changes in microwave patterns occurring at the same time.

Video Surveillance Systems

Video surveillance systems typically consist of one or more video cameras, a control panel and a video monitor or PC. More advanced systems can also include a recording device and some type of remote communication device such as an internet connection to a PC or browser-enabled cell phone. The system allows the user to monitor various locations at once while recorders save the video images for future use. Remote communication devices can allow the user to view and control the system from a remote location.

The Company designs, engineers, and markets the software and control panels discussed above. It also buys and resells various video cameras, PC-based computers and peripheral equipment for video surveillance Systems.

Peripheral Equipment

The Company also markets peripheral and related equipment manufactured by other companies. Revenues from peripheral equipment have not been significant.

Research and Development

The Company's business involves a high technology element. During the fiscal years ended June 30, 2010 and 2009, the Company expended approximately $4,922,000 and $5,116,000, respectively, on Company-sponsored research and development activities conducted by its engineering department to develop and improve the Products. The Company intends to continue to conduct a significant portion of its future research and development activities internally.

Employees

As of June 30, 2010, the Company had approximately 1,003 full-time employees.

Marketing

The Company's staff of 43 sales and marketing support employees located at the Company's Amityville and United Kingdom offices sells and markets the Products primarily to independent distributors and wholesalers of security alarm and security hardware equipment. Management estimates that these channels of distribution represented approximately 49% of the Company's total sales for each of the fiscal years ended June 30, 2010 and 2009. The remaining revenues are primarily from installers and governmental institutions. The Company's sales representatives periodically contact existing and potential customers to introduce new products and create demand for those as well as other Company products. These sales representatives, together with the Company's technical personnel, provide training and other services to wholesalers and distributors so that they can better service the needs of their customers. In addition to direct sales efforts, the Company advertises in technical trade publications and participates in trade shows in major United States and European cities. Some of the Company's products are marketed under the "private label" of certain customers.

In the ordinary course of the Company's business the Company grants extended payment terms to certain customers. For further discussion on Accounts Receivable and Concentration of Credit Risk see disclosures included in Item 7.

Competition

The security alarm products industry is highly competitive. The Company's primary competitors are comprised of approximately 20 other companies that manufacture and market security equipment to distributors, dealers, central stations and original equipment manufacturers. The Company believes that no one of these competitors is dominant in the industry. Certain of these companies have substantially greater financial and other resources than the Company.

The Company competes primarily on the basis of the features, quality, reliability and pricing of, and the incorporation of the latest innovative and technological advances into, its Products. The Company also competes by offering technical support services to its customers. In addition, the Company competes on the basis of its expertise, its proven products, its reputation and its ability to provide Products to customers on a timely basis. The inability of the Company to compete with respect to any one or more of the aforementioned factors could have an adverse impact on the Company's business. Relatively low-priced "do-it-yourself" alarm system products have become available in recent years and are available to the public at retail stores. The principal components in the Company's products are integrated circuits, printed circuit boards, microprocessors, sheet metal, plastic resin, machined and cast metal components. The Company believes that these products compete with the Company only to a limited extent because they appeal primarily to the "do-it-yourself" segment of the market. Purchasers of such systems do not receive professional consultation, installation, service or the sophistication that the Company's Products provide.

Seasonality

The Company's fiscal year begins on July 1 and ends on June 30. Historically, the end users of Napco's products want to install its products prior to the summer; therefore sales of its products historically peak in the period April 1 through June 30, the Company's fiscal fourth quarter, and are reduced in the period July 1 through September 30, the Company's fiscal first quarter. To a lesser degree, sales in Europe are also adversely impacted in the Company's first fiscal quarter because of European vacation patterns, i.e., many distributors and installers are closed for the month of August. In addition, demand is affected by the housing and construction markets. The severity of the current economic downturn may also affect this trend.

Raw Materials

The Company prepares specifications for component parts used in the Products and purchases the components from outside sources or fabricates the components itself. These components, if standard, are generally readily available; if specially designed for the Company, there is usually more than one alternative source of supply available to the Company on a competitive basis. The Company generally maintains inventories of all critical components. The Company for the most part is not dependent on any one source for its raw materials.

Sales Backlog

In general, orders for the Products are processed by the Company from inventory. A sales backlog of approximately $2,236,000 and $1,554,000 existed as of June 30, 2010 and 2009, respectively. The Company expects to fill all of the backlog that existed as of June 30, 2010 during fiscal 2011.

Government Regulation

The Company's telephone dialers, microwave transmitting devices utilized in its motion detectors and any new communication equipment that may be introduced from time to time by the Company must comply with standards promulgated by the Federal Communications Commission ("FCC") in the United States and similar agencies in other countries where the Company offers such products, specifying permitted frequency bands of operation, permitted power output and periods of operation, as well as compatibility with telephone lines. Each new Product that is subject to such regulation must be tested for compliance with FCC standards or the standards of such similar governmental agencies. Test reports are submitted to the FCC or such similar agencies for approval. Cost of compliance with these regulations has not been material.

Patents and Trademarks

The Company has been granted several patents and trademarks relating to the Products. While the Company obtains patents and trademarks as it deems appropriate, the Company does not believe that its current or future success is dependent on its patents or trademarks.

Foreign Sales

The revenues and identifiable assets attributable to the Company's domestic and foreign operations for its last two fiscal years are summarized in the following table:

Financial Information Relating to Domestic and Foreign Operations

	2010	2009
	(in thousands)	
Sales to external customers(1):		
Domestic	$ 62,925	$ 62,676
Foreign	4,832	6,889
Total Net Sales	$ 67,757	$ 69,565
Identifiable assets:		
United States	$ 54,896	$ 60,456
Dominican Republic (2)	18,235	18,822
Other foreign countries	537	2,308
Total Identifiable Assets	$ 73,668	$ 81,586

(1) All of the Company's sales originate in the United States and are shipped primarily from the Company's facilities in the United States and United Kingdom. There were no sales into any one foreign country in excess of 10% of total Net Sales.

(2) Consists primarily of inventories (2010 = $13,896,000; 2009 = $13,960,000) and fixed assets (2010 = $4,246,000; 2009 = $4,696,000) located at the Company's principal manufacturing facility in the Dominican Republic.

ITEM 1A: RISK FACTORS.

The risks described below are among those that could materially and adversely affect the Company's business, financial condition or results of operations. These risks could cause actual results to differ materially from historical experience and from results predicted by any forward-looking statements related to conditions or events that may occur in the future.

Our Business Could Be Materially Adversely Affected as a Result of General Economic and Market Conditions

We are subject to the effects of general economic and market conditions. If these conditions deteriorate, our business, results of operations or financial condition could be materially adversely affected. In addition, since October 2008, the U.S. and international economies have experienced a significant downturn and continue to be very volatile. In the event that the downturn in the U.S. or international economies is prolonged or worsens, our revenue levels could be further materially adversely affected in future periods. If the current worldwide economic downturn continues or worsens, many of our current or potential future customers may experience serious cash flow problems and as a result may, modify, delay or cancel purchases of our products. Additionally, customers may not be able to pay, or may delay payment of, accounts receivable that are owed to us. Furthermore, the current downturn and market instability makes it difficult for us to forecast our revenues.

Our Business Could Be Materially Adversely Affected as a Result of the Inability to Maintain Adequate Financing

Our business is dependent on maintaining the financing used in the Marks acquisition and to fund operations. The current debt facilities provide for certain minimum payments on the Marks term loan and financial covenants relating to ratios affected by profit, asset and debt levels. The Company is not in compliance with several of the covenants in the current facilities. The Company and its banks have been in negotiations to amend and restate the existing terms of the credit facilities and term loan. The Company and its banks have agreed in principle on all the key terms and modifications to the existing revolving credit agreement and term loan. This agreement would include waivers of the existing non-compliance. The restated facilities would provide for restructured covenants that reflect the Company's current financial condition. However, if the Company does not consummate these new facilities or if

profits, asset or cash-flow levels decline below the minimums required to meet these covenants or make the minimum debt payments, the debt facilities may be materially adversely affected. Effects on the Company's financing could include higher interest costs, reduction in borrowing availability or revocation of these credit facilities.

Our Business Could Be Materially Adversely Affected by the Inability to Reduce Expenses Relative to the Current Decreases in Sales Levels

While Management has begun implementation of a restructuring plan to reduce expense levels relative to current sales levels, if this plan is delayed, not completed or sales levels decrease further, our business may be adversely affected.

Our Business Could Be Materially Adversely Affected as a Result of Housing and Commercial Building Market Conditions

We are subject to the effects of housing and commercial building market conditions. If these conditions continue to deteriorate, resulting in a further decline in new housing or commercial building starts, existing home or commercial building sales or renovations, our business, results of operations or financial condition could be materially adversely affected beyond the current levels, particularly in our intrusion and door locking product lines.

Our Business Could Be Materially Adversely Affected as a Result of Lessening Demand in the Security Market

Our revenue and profitability depend on the overall demand for our products. Continued or worsening delays or reductions in spending, domestically or internationally, for electronic security systems could further materially adversely affect demand for our products, which could result in decreased revenues or earnings.

The Markets We Serve Are Highly Competitive and We May Be Unable to Compete Effectively

We compete with approximately 20 other companies that manufacture and market security equipment to distributors, dealers, control stations and original equipment manufacturers. Some of these companies may have substantially greater financial and other resources than the Company. The Company competes primarily on the basis of the features, quality, reliability and pricing of, and the incorporation of the latest innovative and technological advances into, its products. The Company also competes by offering technical support services to its customers. In addition, the Company competes on the basis of its expertise, its proven products, its reputation and its ability to provide products to customers on a timely basis. The inability of the Company to compete with respect to any one or more of the aforementioned factors could have an adverse impact on the Company's business.

Our Business Could be Materially Adversely Affected as a result of Offering Extended Payment Terms to Customers

We regularly grant credit terms beyond 30 days to our customers. These terms are offered in an effort to keep a full line of our products in-stock at our customers' locations. The longer terms that are granted, the more risk is inherent in collection of those receivables. We believe that our Bad Debt reserves are adequate to account for this inherent risk.

Competitors May Develop New Technologies or Products in Advance of Us

Our business may be materially adversely affected by the announcement or introduction of new products and services by our competitors, and the implementation of effective marketing or sales strategies by our competitors. There can be no assurance that competitors will not develop products that are superior to the Company's products. Further, there can be no assurance that the Company will not experience additional price competition, and that such competition may not adversely affect the Company's position and results of operations.

The Company's Products are Subject to Technological Changes from Time to Time, Which may Result in Increased Research and Developments Expenditures to Attract or Retain Customers

The industry in which the Company operates is characterized by constantly improved products. Future success will depend, in part, on our ability to continue to develop and market products and product enhancements cost-effectively, which will require continued expenditures for product engineering, sales and marketing. The Company's research and development expenditures, which were $4,922,000 and $5,116,000 for 2010 and 2009, respectively, are principally targeted at enhancing existing products, and to a lesser extent at developing new ones. If the Company cannot modify its products to meet its customers' changing needs, we may lose sales.

We Rely On Distributors To Sell Our Products And Any Adverse Change In Our Relationship With Our Distributors Could Result In A Loss Of Revenue And Harm Our Business.

We distribute our products primarily through independent distributors and wholesalers of security alarm and security hardware equipment. Our distributors and wholesalers also sell our competitors' products, and if they favor our competitors' products for any reason, they may fail to market our products as effectively or to devote resources necessary to provide effective sales, which would cause our results to suffer. In addition, the financial health of these distributors and wholesalers and our continuing relationships with them are important to our success. Some of these distributors and wholesalers may be unable to withstand adverse changes in business conditions. Our business could be seriously harmed if the financial condition of some of these distributors and wholesalers substantially weakens.

Members of Management and Certain Directors Beneficially Own a Substantial Portion of the Company's Common Stock and May Be in a Position to Determine the Outcome of Corporate Elections

Richard L. Soloway, our Chief Executive Officer, members of management and the Board of Directors beneficially own 31.4% of the currently outstanding shares of Common Stock. By virtue of such ownership and their positions with Napco, they may have the practical ability to determine the election of all directors and control the outcome of substantially all matters submitted to Napco's stockholders.

In addition, Napco has a staggered Board of Directors. Such concentration of ownership and the staggered Board could have the effect of making it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Napco.

We Are Dependent Upon the Efforts of Richard L. Soloway, Our Chief Executive Officer

The success of the Company is largely dependent on the efforts of Richard L. Soloway, Chief Executive Officer. The loss of his services could have a material adverse effect on the Company's business and prospects. There is currently no succession plan.

Our Business Could Be Materially Adversely Affected by an Increase in the Exchange Rate of the Dominican Peso

We are exposed to foreign currency risks due to our significant operations in the Dominican Republic. We have significant operations in the Dominican Republic which are denominated in Dominican pesos. We are subject to the risk that currency exchange rates between the United States and the Dominican Republic will fluctuate, potentially resulting in an increase in some of our expenses when US dollars are transferred to Dominican pesos to pay these expenses.

Our Business Could Be Materially Adversely Affected by the Integration of Marks into Our Existing Operations

Our business is dependent on the orderly, effective integration of the acquired Marks business, technologies, product lines and employees into our organization. If this integration is unsuccessful, our business may be materially adversely affected.

The Company's Debt Repayments Relating to the Acquisition of Marks Require Substantially Higher Cashflows

The Marks acquisition requires quarterly principal debt repayments of approximately $893,000, plus interest, that are in addition to the Company's historical cash-flow requirements. A significant decline in the Company's earnings or cashflows could put at risk the Company's ability to repay this debt as well as to failing to meet certain financial covenants within the existing Revolving Credit Agreement and the Term Loan.

ITEM 1B: UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2: PROPERTIES.

The Company owns executive offices and production and warehousing facilities at 333 Bayview Avenue, Amityville, New York. This facility consists of a fully-utilized 90,000 square foot building on a six acre plot. This six-acre plot provides the Company with space for expansion of office, manufacturing and storage capacities. In March 2009, the Company began a Restructuring Plan, as described in Note 14, which includes consolidating the operations of Marks from the leased building described below into the Corporate Headquarters in Amityville, NY and its production facility in the Dominican Republic. The move from the leased building described below was completed in August 2009, prior to the expiration of the lease. The Marks business involves the manufacturing and distribution of door-locking devices.

The Company leased a building of approximately 35,000 square feet in Amityville, NY. This facility provided all of the administrative, production and warehousing space for the Company's recent Marks acquisition. The lease commenced in August 2008 and expired in August 2009.

The Company's foreign subsidiary located in the Dominican Republic, Napco DR, S.A. (formerly known as NAPCO/Alarm Lock Grupo International, S.A.), owns a building of approximately 167,000 square feet of production and warehousing space in the Dominican Republic. That subsidiary also leases the land associated with this building under a 99-year lease expiring in the year 2092. As of June 30, 2010, a majority of the Company's products were manufactured at this facility, utilizing U.S. quality control standards.

The Company's foreign subsidiary located in the United Kingdom, Napco Group Europe Ltd, leases office space of approximately 167 square feet. This lease expires in January 2011.

The Company's former sales office located in the United Arab Emirates leased office space of approximately 500 square feet. This lease expired in June 2010. The Company has closed this office as part of its restructuring and, accordingly, did not renew this lease.

Management believes that these facilities are more than adequate to meet the needs of the Company in the foreseeable future.

ITEM 3: LEGAL PROCEEDINGS.

There are no pending or threatened material legal proceedings to which NAPCO or its subsidiaries or any of their property is subject.

In the normal course of business, the Company is a party to claims and/or litigation. Management believes that the settlement of such claims and/or litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

ITEM 4: RESERVED.

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Principal Market

NAPCO's Common Stock is traded on the NASDAQ Stock Market, Global Market System, under the symbol NSSC.

The tables set forth below reflect the range of high and low sales of the Common Stock in each quarter of the past two fiscal years as reported by the NASDAQ Global Market System.

	Quarter Ended Fiscal 2010			
Common Stock	Sept. 30	Dec. 31	March 31	June 30
High	$ 2.08	$ 2.86	$ 3.02	$ 2.58
Low	$ 1.11	$ 1.43	$ 1.68	$ 1.70

	Quarter Ended Fiscal 2009			
Common Stock	Sept. 30	Dec. 31	March 31	June 30
High	$ 4.54	$ 2.90	$ 2.82	$ 1.72
Low	$ 2.45	$ 1.02	$ 0.76	$ 1.01

Approximate Number of Security Holders

The number of holders of record of NAPCO's Common Stock as of October 7, 2010 was 121 (such number does not include beneficial owners of stock held in nominee name).

Dividend Information

NAPCO has declared no cash dividends during the past two years with respect to its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Any cash dividends must be approved by the Company's lenders.

Equity Compensation Plan Information as of June 30, 2010

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS (a)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS (b)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE (EXCLUDING SECURITIES REFLECTED IN COLUMN (a) (c)
Equity compensation plans approved by security holders:	1,410,140	$2.99	388,000
Equity compensation plans not approved by security holders:	—	—	—
Total	1,410,140	$2.99	388,000

ITEM 6: SELECTED FINANCIAL DATA.

The table below summarizes selected financial information. For further information, refer to the audited consolidated financial statements and the notes thereto beginning on page FS-1 of this report.

	Fiscal Year Ended and at June 30				
	(In thousands, except share and per share data)				
	2010(1)	2009(1)	2008	2007(2)	2006(2)(3)
Statement of earnings data:					
Net Sales	$67,757	$69,565	$68,367	$66,202	$69,548
Gross Profit	14,522	15,096	20,412	23,998	26,956
Impairment of Goodwill	923	9,686	--	--	--
(Loss) Income from Operations	(5,211)	(14,917)	3,137	6,501	9,523
Net (Loss) Income	(6,500)	(13,382)	3,718	4,217	6,119
Cash Flow Data:					
Net cash flows provided by (used in) operating activities	5,285	6,792	3,784	(3,674)	(168)
Net cash flows used in investing activities	(300)	(25,229)	(1,045)	(1,294)	(1,679)
Net cash flows (used in) provided by financing activities	(3,572)	19,781	(1,722)	3,978	3,407
Per Share Data:					
Net (loss) earnings per common share:					
Basic	$(.34)	$(.70)	$.19	$.21	$.31
Diluted	$(.34)	$(.70)	$.19	$.20	$.30
Weighted average common shares outstanding:					
Basic	19,096,000	19,096,000	19,263,000	19,961,000	19,785,000
Diluted	19,096,000	19,096,000	19,802,000	20,599,000	20,605,000
Cash Dividends declared per common share (4)	$.00	$.00	$.00	$.00	$.00
Balance sheet data (5):					
Working capital	$3,502	$22,404	$41,293	$40,527	$36,321
Total assets	73,668	81,586	76,723	76,785	71,198
Long-term debt	--	18,749	12,400	10,900	4,700
Stockholders' equity	34,242	40,515	53,542	53,257	50,850

(1) Includes the operations and assets of Marks USA I which was acquired in August 2008.
(2) Certain expenses in Cost of sales have been reclassified to Selling, general and administrative expense to conform to the current year's presentation.
(3) Share and per share data have been restated to reflect the effect of a 3:2 stock split effective December 2005

and a 3:2 stock split effective June 2006.

(4) The Company has never paid a dividend on its common stock. It is the policy of the Board of Directors to retain earnings for use in the Company's business. Any dividends must be approved by the Company's primary lenders.

(5) Working capital is calculated by deducting Current Liabilities from Current Assets.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

The Company is a diversified manufacturer of security products, encompassing intrusion and fire alarms, building access control systems and electronic locking devices. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment. International sales accounted for approximately 7% and 10% of our revenues for the fiscal years ended June 30, 2010 and 2009 respectively.

The Company owns and operates manufacturing facilities in Amityville, New York and the Dominican Republic. A significant portion of our operating costs are fixed, and do not fluctuate with changes in production levels or utilization of our manufacturing capacity. As production levels rise and factory utilization increases, the fixed costs are spread over increased output, which should improve profit margins. Conversely, when production levels decline our fixed costs are spread over reduced levels, thereby decreasing margins.

On August 18, 2008, the Company acquired substantially all of the assets and business of G. Marks Hardware, Inc. ("Marks") for $25.2 million, the repayment of $1 million of bank debt and the assumption of certain current liabilities. The Company also entered into a lease for the building where Marks has maintained its operations. The lease provided for an annual base rent of $288,750 plus maintenance and real estate taxes and expired in August 2009. In March 2009, the Company began to move the Marks operations into its existing facilities. The Company completed the majority of this consolidation by August 31, 2009. The Marks business involves the manufacturing and distribution of door-locking devices.

The security products market is characterized by constant incremental innovation in product design and manufacturing technologies. Generally, the Company devotes 7-8% of revenues to research and development (R&D) on an annual basis. Products resulting from our R&D investments in fiscal 2010 did not contribute materially to revenue during this fiscal year, but should benefit the Company over future years. In general, the new products introduced by the Company are initially shipped in limited quantities, and increase over time. Prices and manufacturing costs tend to decline over time as products and technologies mature.

Economic and Other Factors

Since October 2008, the U.S. and international economies have experienced a significant downturn and continue to be very volatile. In the event that the downturn in the U.S. or international financial markets is prolonged, our revenue, profit and cashflow levels could be materially adversely affected in future periods. This could affect our ability to maintain adequate financing. If the current worldwide economic downturn continues, many of our current or potential future customers may experience serious cash flow problems and as a result may, modify, delay or cancel purchases of our products. Additionally, customers may not be able to pay, or may delay payment of, accounts receivable that are owed to us. Furthermore, the current downturn and market instability makes it difficult for us to forecast our revenues.

Seasonality

The Company's fiscal year begins on July 1 and ends on June 30. Historically, the end users of Napco's products want to install its products prior to the summer; therefore sales of its products historically peak in the period April 1 through June 30, the Company's fiscal fourth quarter, and are reduced in the period July 1 through September 30, the Company's fiscal first quarter. To a lesser degree, sales in Europe are also adversely impacted in the Company's first fiscal quarter because of European vacation patterns, i.e., many distributors and installers are closed for the month of August. In addition, demand is affected by the housing and construction markets. The severity of the current economic downturn may also affect this trend.

Restructuring Costs

In March 2009, the Company began a Restructuring Plan consisting of a series of actions to consolidate its Sales, Production and Warehousing operations of Marks and those in Europe and the Middle East into the Corporate Headquarters in Amityville, NY and its production facility in the Dominican Republic. We expect these restructuring initiatives to cost between $1,200,000 and $1,500,000. The majority of these initiatives have been completed by June 30, 2010, while certain remaining Production-related actions are expected to be completed by December 31, 2010. Accordingly, the Company recognized restructuring costs of $1,274,000 in the fiscal year ended June 30, 2009. Of this amount, $210,000 relates to Workforce Reductions communicated in March 2009 and $1,064,000 to Business Exits and related costs associated with inventory and lease impairments related to the closure of the Marks, European and Middle East facilities. As of June 30, 2010, $1,138,000 of the $1,274,000 in restructuring costs has been incurred and $136,000 remains in accrued expenses.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. These judgments can be subjective and complex, and consequently actual results could differ from those estimates. Our most critical accounting policies relate to revenue recognition; concentration of credit risk; inventories; intangible assets; goodwill; and income taxes.

Revenue Recognition

Revenues from merchandise sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of sale. We report our sales levels on a net sales basis, which is computed by deducting from gross sales the amount of actual returns received and an amount established for anticipated returns and other allowances.

Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales and income. This accrual is calculated based on a history of gross sales and actual sales returns, as well as management's estimate of anticipated returns and allowances. As a percentage of gross sales, sales returns, rebates and allowances were 6% and 9% for fiscal years ended June 30, 2010 and 2009, respectively.

Concentration of Credit Risk

An entity is more vulnerable to concentrations of credit risk if it is exposed to risk of loss greater than it would have had if it mitigated its risk through diversification of customers. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance.

The Company had two customers with accounts receivable balances that aggregated 21% and 24% of the Company's accounts receivable at June 30, 2010 and 2009, respectively. Sales to neither of these customers exceeded 10% of net sales in any of the past three fiscal years.

In the ordinary course of business, we have established a reserve for doubtful accounts and customer deductions in the amount of $505,000 and $400,000 as of June 30, 2010 and 2009, respectively. Our reserve for doubtful accounts is a subjective critical estimate that has a direct impact on reported net earnings. This reserve is based upon the evaluation of accounts receivable agings, specific exposures and historical trends.

Inventories

Inventories are valued at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. The reported net value of inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory costs include raw materials, direct labor and overhead. The Company's overhead expenses are applied based, in part, upon estimates of the proportion of those expenses that are related to procuring and storing raw materials as compared to the manufacture and assembly of finished products. These proportions, the method of their application, and the resulting overhead included in ending inventory, are based in part on subjective estimates and approximations and actual results could differ from those estimates.

In addition, the Company records an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends, requirements to support forecasted sales, and the ability to find alternate applications of its raw materials and to convert finished product into alternate versions of the same product to better match customer demand. There is inherent professional judgment and subjectivity made by both production and engineering members of management in determining the estimated obsolescence percentage. For the fiscal years 2010 and 2009, net charges and balances in these reserves amounted to $394,000 and $1,841,000; and $247,000 and $1,447,000, respectively. In addition, and as necessary, the Company may establish specific reserves for future known or anticipated events.

The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Goodwill and Other Intangible Assets

The Company evaluates its Goodwill for impairment at least on an annual basis. Those intangible assets that are classified as goodwill or as other intangibles with indefinite lives are not amortized.

Impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. At the conclusion of fiscal 2009, the Company performed its annual impairment evaluation required by this standard and determined that the goodwill relating to its Alarm Lock and Continental subsidiaries was impaired. Accordingly, the Company recorded an impairment charge of $9,686,000 in the fourth quarter of fiscal 2009 which represents the unamortized balance of this Goodwill. At the conclusion of the quarter ended March 31, 2010, the Company performed an interim impairment evaluation and determined that its remaining goodwill, relating to its Marks subsidiary, was impaired. Accordingly, in the quarter ended March 31, 2010 the Company recorded an impairment charge of $923,000 which represented the unamortized balance of this Goodwill.

The Company's acquisition of substantially all of the assets and certain liabilities of Marks included intangible assets with a fair value of $16,440,000 on the date of acquisition. The Company recorded the estimated value of $9,800,000 related to the customer relationships, $340,000 related to a non-compete agreement and $6,300,000 related to the Marks trade name within intangible assets. The remaining excess of the purchase price of $923,000 was assigned to Goodwill. The intangible assets will be amortized over their estimated useful lives of twenty years (customer relationships) and seven years (non-compete agreement). The Marks USA trade name was deemed to have an indefinite life. The goodwill recorded as a result of the acquisition is deductible for Federal and New York State income tax purposes over a period of 15 years.

Income Taxes

The Company adopted the provisions of ASC 740-10 as of July 1, 2007. The Company has identified its U.S. Federal income tax return and its State return in New York as its major tax jurisdictions. As a result the Company increased its accrued income tax liability by $715,000, from $1,836,000 to $2,551,000, to provide for additional reserves for uncertain income tax positions for U.S. Federal and State income tax purposes. The fiscal 2006 and forward years are still open for examination. The increase in the accrued income tax liability of $715,000 was offset in part by a $230,000 increase to a deferred income tax asset, resulting in a net reduction to retained earnings of $485,000 (representing the cumulative effect of adopting ASC 740-10).

During the year ending June 30, 2010 the Company decreased its reserve for uncertain income tax positions by $83,000. As of June 30, 2010 the Company has a long-term accrued income tax liability of $93,000. The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense and accrued income taxes. As of June 30, 2010, the Company had accrued interest totaling $23,000 and $77,000 of unrecognized net tax benefits (including the related accrued interest and net of the related deferred income tax benefit of $39,000) that, if recognized, would favorably affect the company's effective income tax rate in any future period.

For the year ended June 30, 2010, the Company recognized a net benefit to income tax expense of $64,000 ($83,000 liability reversal including interest, less the related $28,000 reversal of deferred tax asset, plus current year interest accrual on other reserves of $9,000).

A reconciliation of the U.S. Federal statutory income tax rate to our actual effective tax rate on earnings before income taxes for fiscal 2010 is as follows (dollars in thousands):

	Amount	% of Pre-tax Income
Tax at Federal statutory rate	$ (2,579)	34.0%
Increases (decreases) in taxes resulting from:		
Meals and entertainment	46	(0.6)%
State income taxes, net of Federal income tax benefit	22	(0.3)%
Foreign source income and taxes	1,456	(19.2)%
Stock based compensation expense	68	(0.9)%
Tax reserve reversal	(64)	0.9%
Other, net	(33)	0.4%
Effective tax rate	$ (1,084)	14.3%

Liquidity and Capital Resources

The Company's cash on hand combined with proceeds from operating activities during fiscal 2010 were adequate to meet the Company's capital expenditure needs and debt obligations. The Company's primary internal source of liquidity is the cash flow generated from operations. The primary source of financing related to borrowings under an $11,100,000 secured revolving credit facility. As of June 30, 2010 $11,100,000 was outstanding under this revolving line of credit. The Company expects that cash on hand and cash generated from operations will be adequate to meet its short-term liquidity requirements. As of June 30, 2010, the Company's unused sources of funds consisted principally of $5,522,000 in cash. The Company plans to utilize $1,786,000 of this cash to pre-pay two payments on its term loan as described below.

On August 18, 2008, the Company and its banks amended and restated the existing $25,000,000 revolving credit agreement. The amended facility was $50,000,000 and provides for a $25,000,000 revolving credit line as well as a $25,000,000 term portion of which the entire $25,000,000 was utilized to finance the asset purchase agreement as described in Note 5 of the accompanying consolidated financial statements. The amended revolving credit agreement and term loan was amended in June 2009 to $11,100,000 and is secured by the accounts receivable, a portion of inventory, the Company's headquarters building in Amityville, New York, certain other assets of Napco Security Technologies, Inc. and the common stock of three of the Company's subsidiaries. As of June 30, 2010 the Company was not in compliance with several of the financial covenants in the existing facilities for which it anticipates receiving the appropriate waivers from its banks as part of the restatement of these facilities as described below.

The Company and its banks have been in negotiations to amend and restate the existing terms of the credit facilities and term loan. As of the date of this report, the Company and its banks have agreed in principle on all the key terms and modifications to the existing revolving credit agreement and term loan. While the Company anticipates consummating these restated facilities, there can be no assurances that it will do so. Because the closing and final waivers will occur after the filing date of this Form 10-K, the Company has classified this debt as current in the accompanying financial statements. Upon completion of the closing this debt will be reclassified as long-term in future filings. The agreement would provide for an accelerated payment, made at closing, consisting of the December 2010 and March 2011 installments (totaling $1,786,000) and restructured financial covenants. The restated agreements also would contain various modifications and conditions and bear interest based on either the Prime Rate or an alternate rate based on LIBOR as described in the agreement. The termination dates of the agreements would remain unchanged. The revolving credit agreement terminates in August 2012 and any outstanding borrowings are to be repaid or refinanced on or before that time. As of June 30, 2010 there was $11,100,000 outstanding under the revolving credit facility with an interest rate of 7.25% and $18,749,000 outstanding under the term loan with an interest rate of 7.25%. The term loan is being repaid in 19 quarterly installments of $893,000 each, which commenced in December 2008, and a final payment of $8,033,000 due in August 2013.

The agreements contain various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings and compliance with certain financial ratios, as defined in the restated agreement.

Management believes that current working capital and cash flows from operations will be sufficient to fund the Company's operations through at least the first quarter of fiscal 2012.

The Company takes into consideration a number of factors in measuring its liquidity, including the ratios set forth below:

	As of June 30,	
	2010	2009
Current Ratio	1.1 to 1	2.0 to 1
Sales to Receivables	3.8 to 1	3.5 to 1
Total debt to equity	.87 to 1	.82 to 1

As of June 30, 2010, the Company had no material commitments for capital expenditures or inventory purchases other than purchase orders issued in the normal course of business. On April 26, 1993, the Company's foreign subsidiary entered into a 99-year land lease of approximately 4 acres of land in the Dominican Republic, at an annual cost of approximately $288,000.

On August 18, 2008, the Company, pursuant to an Asset Purchase Agreement with Marks, acquired substantially all of the assets and business for $25 million, the repayment of $1 million of bank debt and the assumption of current liabilities. The Marks business involves the manufacturing and distribution of door-locking devices. The Company funded the acquisition with a term loan from its lenders as described above.

The acquisition described above has been accounted for as a purchase and was valued based on management's estimate of the fair value of the assets acquired and liabilities assumed. The estimates of fair value were subject to

adjustment for a period of up to one year from the date of acquisition, and such adjustments were not material. Costs in excess of identifiable net assets acquired were allocated to goodwill in the first quarter of fiscal 2009. This Goodwill was written off in the quarter ended March 31, 2010.

Working Capital. Working capital decreased by $18,902,000 to $3,502,000 at June 30, 2010 from $22,404,000 at June 30, 2009. The decrease in working capital was primarily the result of the classification of the Company's outstanding debt under its term loan as a current liability as discussed above. The outstanding debt under the term loan was classified as a non-current liability as June 30, 2009. Working capital is calculated by deducting Current Liabilities from Current Assets.

Accounts Receivable. Accounts Receivable decreased by $2,259,000 to $17,740,000 at June 30, 2010 from $19,999,000 at June 30, 2009. This decrease resulted primarily from the Company granting shorter payment terms to its customers and, consequently, faster collections of Accounts Receivables.

Inventories. Inventories decreased by $4,752,000 to $24,082,000 at June 30, 2010 as compared to $28,834,000 at June 30, 2009. The decrease in inventory levels was primarily the result of the Company utilizing existing inventory and scheduling its component purchases and production of finished products more closely with sales levels.

Accounts Payable and Accrued Expenses. Accounts payable and accrued expenses increased by $1,888,000 to $9,325,000 as of June 30, 2010 as compared to $7,437,000 at June 30, 2009. This increase is primarily due to increased purchases of raw materials during the quarter ended June 30, 2010 as compared to June 30, 2009, which was primarily the result of the higher sales levels in the quarter ended June 30, 2010 as compared to the same quarter a year ago.

Off-Balance Sheet Arrangements

The Company does not maintain any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes the Company's contractual obligations by fiscal year:

	Payments due by period				
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$29,849,000	$3,572,000	$18,244,000	$8,033,000	$ --
Land lease (82 years remaining) (1)	23,616,000	288,000	576,000	576,000	22,176,000
Operating lease obligations	96,000	58,000	38,000	--	--
Other long-term obligations (employment agreements) (1)	1,932,000	1,140,000	750,000	42,000	--
Total	$55,493,000	$5,058,000	$19,608,000	$8,651,000	$22,176,000

(1) See footnote 12 to the accompanying consolidated financial statements.

Results of Operations
Fiscal 2010 Compared to Fiscal 2009

	Fiscal year ended June 30,		
	2010	2009	% Increase/ (decrease)
Net sales	$ 67,757	$ 69,565	(2.6)%
Restructuring costs included in cost of sales	--	1,110	--
Gross profit	14,522	15,096	(3.8)%
Gross profit as a % of net sales	21.4%	21.7%	(0.3)%
Selling, general and administrative	18,810	20,163	(6.8)%
Impairment of goodwill	923	9,686	(90.5)%
Other restructuring costs	--	164	--
(Loss) income from operations	(5,211)	(14,917)	65.1%
Interest expense, net	2,366	1,637	44.5%
Other expense, net	7	127	(94.5)%
(Benefit)for income taxes	(1,084)	(3,299)	67.1%
Net (loss) income	(6,500)	(13,382)	51.4%

Net sales in fiscal 2010 decreased by 2.6% to $67,757,000 from $69,565,000 in fiscal 2009. The decrease in sales was primarily the result of a decrease in products specific to the Company's Middle East operation ($1,867,000). The Company's sales continued to be adversely affected by the worldwide economic downturn.

The Company's gross profit decreased $574,000 to $14,522,000 or 21.4% of net sales in fiscal 2009 as compared to $15,096,000 or 21.7% of net sales in fiscal 2009. Gross profit in fiscal 2010 as compared to fiscal 2009 was affected by the lower sales levels in fiscal 2010 and the restructuring costs charged in fiscal 2009.

Selling, general and administrative expenses as a percentage of net sales decreased to 27.8% in fiscal 2010 from 29.0% in fiscal 2009. Selling, general and administrative expenses for fiscal 2010 decreased $1,353,000 to $18,810,000 from $20,163,000 in fiscal 2009. These decreases resulted primarily from the Company reducing its general payroll and certain selling and marketing expenses in the second half of fiscal 2009 in reaction to the decline in sales levels beginning in the third quarter of fiscal 2009. Fiscal 2010 reflects a full year of these reduced expenses.

Interest expense for fiscal 2010 increased by $729,000 to $2,366,000 from $1,637,000 for the same period a year ago. The increase in interest expense is primarily the result of the increase in interest rates charged by the Company's primary banks as partially offset by the Company's reduction of its outstanding borrowings under its term loan.

Other expenses decreased $120,000 to $7,000 in fiscal 2010 as compared to $127,000 in fiscal 2009.

The Company's benefit for income taxes for fiscal 2010 decreased by $2,215,000 to a benefit of $1,084,000 as compared to a benefit of $3,299,000 for the same period a year ago. The decrease in the benefit for income taxes from fiscal 2009 to fiscal 2010 resulted primarily from the Company recognizing a net tax benefit to income tax expense of $3,293,000 in fiscal 2009 for an impairment charge to goodwill in that year.

Net loss for fiscal 2010 decreased by $6,882,000 to $(6,500,000) as compared to $(13,382,000) in fiscal 2009. This resulted primarily from the impairment charge to goodwill of $9,686,000 and restructuring costs of 1,274,000 in fiscal 2009, as partially offset by the reduction of the benefit for income tax of 2,215,000, all of which are discussed above.

Forward-looking Information

This Annual Report on Form 10-K and the information incorporated by reference may include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. The Company intends the Forward-Looking Statements to be covered by the Safe Harbor Provisions for Forward-Looking Statements. All statements regarding the Company's expected financial position and operating results, its business strategy, its financing plans and the outcome of any contingencies are Forward-Looking Statements. The Forward-Looking Statements are based on current estimates and projections about our industry and our business. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such Forward-Looking Statements. The Forward-Looking Statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by any Forward-Looking Statements. For example, the Company is highly dependent on its Chief Executive Officer for strategic planning. If he is unable to perform his services for any significant period of time, the Company's ability to grow could be adversely affected. In addition, factors that could cause actual results to differ materially from the Forward-Looking Statements include, but are not limited to, the ability to maintain adequate financing to fund operations, adverse tax consequences of offshore operations, significant fluctuations in the exchange rate between the Dominican Peso and the U.S. Dollar, distribution problems, unforeseen environmental liabilities, the uncertain economic, military and political conditions in the world and the successful integration of Marks into our existing operations. The Company's Risk Factors are discussed in more detail in Item 1A.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's principal financial instrument is debt (consisting of a revolving credit facility and a term loan) that provides for interest at a spread above the prime rate. The Company is affected by market risk exposure primarily through the effect of changes in interest rates on amounts payable by the Company under this credit facility. At June 30, 2010, an aggregate principal amount of approximately $29,849,000 was outstanding under the Company's credit facility with a weighted average interest rate of approximately 7.25%. If principal amounts outstanding under the Company's credit facility remained at this year-end level for an entire year and the prime rate increased or decreased, respectively, by 1% the Company would pay or save, respectively, an additional $298,000 in interest that year.

A significant number of foreign sales transactions by the Company are denominated in U.S. dollars. As such, the Company has shifted foreign currency exposure onto many of its foreign customers. As a result, if exchange rates move against foreign customers, the Company could experience difficulty collecting unsecured accounts receivable, the cancellation of existing orders or the loss of future orders. The foregoing could materially adversely affect the Company's business, financial condition and results of operations. In addition, the Company transacts certain sales in Europe in British Pounds Sterling, therefore exposing itself to a certain amount of foreign currency risk. Management believes that the amount of this exposure is immaterial. We are also exposed to foreign currency risk relative to expenses incurred in Dominican Pesos ("RD$"), the local currency of the Company's production facility in the Dominican Republic. The result of a 10% strengthening in the U.S. dollar to our RD$ expenses would result in an annual decrease in income from operations of approximately $300,000.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

a. Financial Statements: Financial statements required pursuant to this Item are presented on pages FS-1 through FS-25 of this report as follows:

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES

	Page
Report of Independent Registered Public Accounting Firm	FS-1
Consolidated Financial Statements:	
Consolidated Balance Sheets as of June 30, 2010 and 2009	FS-2
Consolidated Statements of Operations for the Fiscal Years Ended June 30, 2010 and 2009	FS-4
Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended June 30, 2010 and 2009	FS-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended June 30, 2010 and 2009	FS-6
Notes to Consolidated Financial Statements	FS-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Napco Security Technologies, Inc. and Subsidiaries
Amityville, New York

We have audited the accompanying consolidated balance sheets of Napco Security Technologies, Inc. and Subsidiaries (the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Napco Security Technologies, Inc. and Subsidiaries as of June 30, 2010 and 2009 and the consolidated results of its operations and its consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Holtz Rubenstein Reminick LLP

Melville, New York
October 14, 2010

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

June 30, 2010 and 2009
(In Thousands)

ASSETS

	2010	2009
CURRENT ASSETS		
Cash and cash equivalents	$ 5,522	$ 4,109
Accounts receivable, net of reserves	17,740	19,999
Inventories	17,370	18,885
Prepaid expenses and other current assets	947	796
Income tax receivable	785	192
Deferred income taxes	448	532
Total Current Assets	42,812	44,513
Inventories - non-current, net	6,712	9,949
Deferred income taxes	1,842	1,585
Property, plant and equipment, net	8,106	9,070
Intangible assets, net	13,870	15,209
Goodwill, net	-	923
Other assets	326	337
TOTAL ASSETS	$ 73,668	$ 81,586

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

June 30, 2010 and 2009
(In Thousands, Except Share Data)

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Loan payable (see discussion below* and Note 7)	$ 29,849	$ 14,672
Accounts payable	5,320	4,049
Accrued expenses	2,242	1,475
Accrued salaries and wages	1,899	1,913
Total Current Liabilities	39,310	22,109
Long-term debt, net of current maturities	--	18,749
Accrued income taxes	116	213
Total Liabilities	39,426	41,071
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.01 per share; 40,000,000 shares authorized; 20,095,713 shares issued; and 19,095,713 shares outstanding	201	201
Additional paid-in capital	14,006	13,779
Retained earnings	25,650	32,150
	39,857	46,130
Less: Treasury Stock, at cost (1,000,000 shares)	(5,615)	(5,615)
TOTAL STOCKHOLDERS' EQUITY	34,242	40,515
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 73,668	$ 81,586

* The Company and its banks have been in negotiations to amend and restate the existing terms of the credit facilities and term loan. As of October 14, 2010, the Company and its banks have agreed in principle on all the key terms and modifications to the existing revolving credit agreement and term loan and are in the process of scheduling a closing date. Because the closing and final waivers will occur after the filing date of this Form 10-K, the Company has classified this debt as current in the accompanying financial statements. Upon completion of the closing this debt will be reclassified as long-term in future filings. See Footnote 7 for further disclosure.

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended June 30, 2010 and 2009
(In Thousands, Except Share and Per Share Data)

	2010	2009
Net sales	$ 67,757	$ 69,565
Cost of sales	53,235	53,359
Restructuring costs	-	1,110
Gross Profit	14,522	15,096
Selling, general, and administrative expenses	18,810	20,163
Impairment of goodwill	923	9,686
Restructuring costs	-	164
Operating Loss	(5,211)	(14,917)
Other expense:		
Interest expense, net	(2,366)	(1,637)
Other, net	(7)	(127)
	(2,373)	(1,764)
Loss before Benefit for Income Taxes	(7,584)	(16,681)
Benefit for income taxes	(1,084)	(3,299)
Net Loss	$ (6,500)	$ (13,382)
Loss per share:		
Basic	$ (0.34)	$ (0.70)
Diluted	$ (0.34)	$ (0.70)
Weighted average number of shares outstanding:		
Basic	19,096,000	19,096,000
Diluted	19,096,000	19,096,000

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended June 30, 2010 and 2009
(In Thousands, Except Share Data)

	Common Stock			Treasury Stock			
	Number of Shares Issued	Amount	Additional Paid-in Capital	Number of Shares	Amount	Retained Earnings	Total
BALANCE June 30, 2008	20,092,473	$ 201	$ 13,424	(1,000,000)	$(5,615)	$ 45,532	$ 53,542
Exercise of employee stock options	3,240	-	6	-	-	-	6
Stock-based compensation expense	-	-	349	-	-	-	349
Net loss	-	-	-	-	-	(13,382)	(13,382)
BALANCE June 30, 2009	20,095,713	201	13,779	(1,000,000)	(5,615)	32,150	40,515
Stock-based compensation expense	-	-	227	-	-	-	227
Net loss	-	-	-	-	-	(6,500)	(6,500)
BALANCE June 30, 2010	20,095,713	$ 201	$ 14,006	(1,000,000)	$(5,615)	$ 25,650	$ 34,242

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 2010 and 2009 (In Thousands)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (6,500)	$ (13,382)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	2,658	2,727
Impairment of goodwill	923	9,686
Charge to obsolescence reserve	394	14
Provision for doubtful accounts	105	34
Deferred income taxes	(173)	(2,955)
Non-cash stock based compensation expense	227	349
Change in minority interest	-	(147)
Changes in operating assets and liabilities:		
Accounts receivable	2,154	7,626
Inventories	4,358	5,164
Prepaid expenses and other current assets	(151)	437
Income tax receivable	(593)	(192)
Other assets	(44)	79
Accounts payable, accrued expenses, accrued salaries and wages, accrued income taxes	1,927	(2,648)
Net Cash Provided by Operating Activities	5,285	6,792
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used in business acquisition, net of cash acquired of $520	-	(24,581)
Purchases of property, plant, and equipment	(300)	(648)
Net Cash Used in Investing Activities	(300)	(25,229)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from acquisition financing	-	25,000
Principal payments on debt	(3,572)	(7,179)
Proceeds from long-term debt	-	2,200
Proceeds from exercise of employee stock options	-	6
Cash paid for deferred financing costs	-	(246)
Net Cash (Used in) Provided by Financing Activities	(3,572)	19,781
Net Increase in Cash and Cash Equivalents	1,413	1,344
CASH AND CASH EQUIVALENTS - Beginning	4,109	2,765
CASH AND CASH EQUIVALENTS - Ending	$ 5,522	$ 4,109
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid, net	$ 2,244	$ 1,483
Income taxes paid	$ -	$ -

See accompanying notes to consolidated financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Napco Security Technologies, Inc. and Subsidiaries (the "Company") is a diversified manufacturer of security products, encompassing intrusion and fire alarms, building access control systems and electronic locking devices. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment.

Principles of Consolidation

The consolidated financial statements include the accounts of Napco Security Technologies, Inc. and all of its wholly-owned subsidiaries, including those of Marks USA I, LLC ("Marks"), a subsidiary which acquired substantially all of the assets and certain liabilities of G. Marks Hardware, Inc. acquired on August 18, 2008. All inter-company balances and transactions have been eliminated in consolidation. The Company has evaluated events subsequent to June 30, 2010 through the filing date of this report for potential recognition or disclosure in these consolidated financial statements.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical estimates include management's judgments associated with revenue recognition, concentration of credit risk, inventories, goodwill and income taxes. Actual results could differ from those estimates.

Fourth Quarter Adjustments

In the fourth quarter of fiscal 2010 the Company recorded adjustments to increase its reserve for obsolescence in its ending inventory. This adjustment is based on the Company's estimate of the difference between the cost of the inventory and its estimated market value, based on various product sales projections.

Cash and Cash Equivalents

Cash and cash equivalents include approximately $3,916,000 and $2,010,000 of short-term time deposits at June 30, 2010 and 2009, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has cash balances in banks in excess of the maximum amount insured by the FDIC and other international agencies as of June 30, 2010 and 2009.

Accounts Receivable

Accounts receivable is stated net of the reserves for doubtful accounts of $505,000 and $400,000 and for returns and other allowances of $1,180,000 and $966,000 as of June 30, 2010 and June 30, 2009, respectively. Our reserves for doubtful accounts and for returns and other allowances are subjective critical estimates that have a direct impact on reported net earnings. These reserves are based upon the evaluation of accounts receivable agings, specific exposures, sales levels and historical trends.

Inventories

Inventories are valued at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. The reported net value of inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory costs include raw materials, direct labor and overhead. The Company's overhead expenses are applied based, in part, upon estimates of the proportion of those expenses that are related to procuring and storing raw materials as compared to the manufacture and assembly of finished products. These proportions, the method of their application, and the resulting overhead included in ending inventory, are based in part on subjective estimates and actual results could differ from those estimates.

In addition, the Company records an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends, requirements to support forecasted sales, and the ability to find alternate applications of its raw materials and to convert finished product into alternate versions of the same product to better match customer demand. There is inherent professional judgment and subjectivity made by both production and engineering members of management in determining the estimated obsolescence percentage. For the fiscal years 2010 and 2009, charges and balances in these reserves amounted to $394,000 and $1,540,000; and $247,000 and $1,447,000, respectively. In addition, and as necessary, the Company may establish specific reserves for future known or anticipated events.

The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred; costs of major renewals and improvements are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the profit or loss on such disposition is reflected in income.

Depreciation is recorded over the estimated service lives of the related assets using primarily the straight-line method. Amortization of leasehold improvements is calculated by using the straight-line method over the estimated useful life of the asset or lease term, whichever is shorter.

Goodwill

The Company evaluates its Goodwill for impairment at least on an annual basis. Those intangible assets that are classified as goodwill or as other intangibles with indefinite lives are not amortized. Impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. At the conclusion of fiscal 2009, the Company performed its annual impairment evaluation required by this standard and determined that the goodwill relating to its Alarm Lock and Continental subsidiaries was impaired. Accordingly, the Company recorded an impairment charge of $9,686,000 in the fourth quarter of fiscal 2009 which represents the unamortized balance of this Goodwill. At the conclusion of the quarter ended March 31, 2010, the Company performed an interim impairment evaluation and determined that its remaining goodwill, relating to its Marks subsidiary, was impaired. Accordingly, in the quarter ended March 31, 2010 the Company recorded an impairment charge of $923,000 which represented the unamortized balance of this Goodwill.

Intangible Assets

Certain intangible assets determined to have indefinite lives are not amortized but are tested for impairment at least annually. Intangible assets with definite lives are amortized over their useful lives and are reviewed for impairment

at least annually at the Company's fiscal year end of June 30 or more often whenever there is an indication that the carrying amount may not be recovered.

The Company's acquisition of substantially all of the assets and certain liabilities of Marks included intangible assets with a fair value of $16,440,000 on the date of acquisition. The Company recorded the estimated value of $9,800,000 related to the customer relationships, $340,000 related to a non-compete agreement and $6,300,000 related to the Marks trade name within intangible assets. The intangible assets are amortized over their estimated useful lives of twenty years (customer relationships) and seven years (non-compete agreement). The Marks USA trade name was deemed to have an indefinite life. The goodwill recorded as a result of the acquisition is deductible for Federal and New York State income tax purposes over a period of 15 years.

Changes in intangible assets are as follows (in thousands):

	June 30, 2010			June 30, 2009		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Other intangible assets:						
Customer relationships	$ 9,800	$ (2,479)	$ 7,321	$ 9,800	$ (1,189)	$ 8,611
Non-compete agreement	340	(91)	249	340	(42)	298
Trademark	6,300	-	6,300	6,300	-	6,300
	$ 16,440	$ (2,570)	$ 13,870	$ 16,440	$ (1,231)	$ 15,209

Amortization expense for intangible assets subject to amortization was approximately $1,339,000 and $1,231,000 for the years ended June 30, 2010 and 2009, respectively. Amortization expense for each of the next five years is estimated to be as follows: 2011 - $1,154,000; 2012 - $1,065,000; 2013 - $917,000; and 2014 - $781,000 and 2015 - $667,000. The weighted average amortization period for intangible assets was 17.7 years and 18.7 years at June 30, 2010 and 2009, respectively.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets in question may not be recoverable. An impairment would be recorded in circumstances where undiscounted cash flows expected to be generated by an asset are less than the carrying value of that asset.

Revenue Recognition

The Company recognizes revenue when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) there is a fixed and determinable price for the Company's product, (iii) shipment and passage of title occurs, and (iv) collectibility is reasonably assured. Revenues from merchandise sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of the sale. The Company reports its sales levels on a net sales basis, with net sales being computed by deducting from gross sales the amount of actual sales returns and other allowances and the amount of reserves established for anticipated sales returns and other allowances.

Sales Returns and Other Allowances

The Company analyzes sales returns and is able to make reasonable and reliable estimates of product returns based on the Company's past history. Estimates for sales returns are based on several factors including actual returns and based on expected return data communicated to it by its customers. Accordingly, the Company believes that its

historical returns analysis is an accurate basis for its allowance for sales returns. Actual results could differ from those estimates.

Advertising and Promotional Costs

Advertising and promotional costs are included in "Selling, General and Administrative" expenses in the consolidated statements of operations and are expensed as incurred. Advertising expense for the fiscal years ended June 30, 2010 and 2009 was $681,000 and $1,038,000, respectively.

Research and Development Costs

Research and development costs incurred by the Company are charged to expense in the year incurred. Company-sponsored research and development costs of $4,922,000 and $5,116,000 were charged to expense for the fiscal years ended
June 30, 2010 and 2009, respectively, and are included in "Cost of Sales" in the consolidated statements of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company measures and recognizes the tax implications of positions taken or expected to be taken in its tax returns on an ongoing basis.

Earnings Per Share

Basic net loss per common share (Basic EPS) is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted net income per common share (Diluted EPS) is computed by dividing net income (loss) by the weighted average number of common shares and dilutive common share equivalents and convertible securities then outstanding.

The following provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended June 30 (in thousands, except per share data):

	Net Loss		Weighted Average Shares		Net Loss per Share	
	2010	2009	2010	2009	2010	2009
Basic EPS	$ (6,500)	$ (13,382)	19,096	19,096	$ (0.34)	$ (0.70)
Effect of Dilutive Securities:						
Stock Options	--	--	--	--	--	--
Diluted EPS	$ (6,500)	$ (13,382)	19,096	19,096	$ (0.34)	$ (0.70)

Options to purchase 1,410,140 and 1,420,240 shares of common stock for the fiscal years ended June 30, 2010 and 2009, respectively, were not included in the computation of Diluted EPS because their inclusion would be anti-dilutive. These options were still outstanding at the end of the respective periods.

Stock-Based Compensation

The Company has established two share incentive programs as discussed in Note 9.

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the vesting period. Determining the fair value of share-based awards at the grant date requires assumptions and judgments about expected volatility and forfeiture rates, among other factors.

Stock-based compensation costs of $227,000 and $349,000 were recognized for fiscal years 2010 and 2009, respectively. The effect on both Basic and Diluted Earnings per share was $0.01 for fiscal year 2010 and $0.02 for fiscal year 2009.

Foreign Currency

All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The realized and unrealized gains and losses associated with foreign currency translation, as well as related other comprehensive income, were not material for the years ended June 30, 2010 and 2009.

Comprehensive Income (Loss)

For the fiscal years ended June 30, 2010 and 2009, the Company's operations did not give rise to material items includable in comprehensive income (loss), which were not already included in net income (loss). Accordingly, the Company's comprehensive income (loss) approximates its net income (loss) for all periods presented.

Segment Reporting

The Company's reportable operating segments are determined based on the Company's management approach. The management approach is based on the way that the chief operating decision maker organizes the segments within an enterprise for making operating decisions and assessing performance. The Company's results of operations are reviewed by the chief operating decision maker on a consolidated basis and the Company operates in only one segment. The Company has presented required geographical data in Note 13, and no additional segment data has been presented.

Fair Value of Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the financial statements where the fair value is different than the book value of those financial instruments. When the fair value approximates book value, no additional disclosure is made. The Company uses quoted market prices whenever available to calculate these fair values. When quoted market prices are not available, the Company uses standard pricing models for various types of financial instruments which take into account the present value of estimated future cash flows. At June 30, 2010 and 2009, management of the Company believes the carrying value of all financial instruments approximated fair value.

Shipping and Handling Revenues and Costs

The Company records the amount billed to customers in net sales ($514,000 and $488,000 in fiscal years 2010 and 2009, respectively) and classifies the costs associated with these revenues in cost of sales ($1,010,000 and $716,000 in fiscal years 2010 and 2009, respectively).

New Accounting Pronouncements

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events ("Topic 855"): Amendments to Certain Recognition and Disclosure Requirements". The amendments remove the requirement for an SEC registrant to disclose the date through which subsequent events were evaluated as this requirement would have potentially conflicted with SEC reporting requirements. Removal of the disclosure requirement is not expected to affect the nature or timing of subsequent events evaluations performed by the Company. This ASU became effective upon issuance.

NOTE 2 - Business and Credit Concentrations

The Company had two customers with accounts receivable balances that aggregated 21% and 24% of the Company's accounts receivable at June 30, 2010 and 2009, respectively. Sales to neither of these customers exceeded 10% of net sales in any of the past two years.

NOTE 3 - Inventories

Inventories, net of reserves are valued at lower of cost (first-in, first-out method) or market. The Company regularly reviews parts and finished goods inventories on hand and, when necessary, records a provision for excess or obsolete inventories. The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Inventories, net of reserves consist of the following:

	June 30,	
	2010	2009
Component parts	$ 15,275	$ 17,941
Work-in-process	3,474	3,427
Finished product	5,333	7,466
	$ 24,082	$ 28,834
Classification of inventories, net of reserves:		
Current	$ 17,370	$ 18,885
Non-current	6,712	9,949
	$ 24,082	$ 28,834

NOTE 4 - Property, Plant, and Equipment

Property, plant and equipment consist of the following:

	June 30,		
	2010	2009	Useful Life In years
	(In thousands)		
Land	$ 904	$ 904	--
Buildings	8,911	8,911	30 to 40
Molds and dies	6,606	6,564	3 to 5
Furniture and fixtures	2,309	2,299	5 to 10
Machinery and equipment	18,119	17,871	7 to 10

Leasehold improvements	372	372	Shorter of the lease term or life of asset
	37,221	36,921	
Less: accumulated depreciation and amortization	29,115	27,851	
	$ 8,106	$ 9,070	

Depreciation and amortization expense on property, plant, and equipment was approximately $1,264,000 and $1,368,000 in fiscal 2010 and 2009, respectively.

NOTE 5 – Acquisition of Business

On August 18, 2008, the Company acquired substantially all of the assets and business of Marks for $25.2 million, the repayment of $1 million of bank debt and the assumption of current liabilities. As such, the operations of Marks have been included in the Company's Statement of Operations commencing on August 18, 2008. The Marks business involves the manufacturing and distribution of door-locking devices. The Company completed this acquisition at a price in excess of the value of the net identifiable assets because it believes that the combination of the two companies offers the potential for manufacturing and operational synergies as the Company combines the Marks operations and production into its own door-locking operations and production structure. The Company funded the acquisition with a term loan from its lenders as described in Note 7.

The acquisition described above was accounted for as a purchase and was valued based on management's estimate of the fair value of the assets acquired and liabilities assumed. Based on the Company's evaluation, the allocation of the purchase price for the acquisition was as follows (in thousands):

Assets Acquired:	
Cash	$ 520
Accounts receivable	1,836
Inventory	6,740
Prepaid expenses and other current assets	111
Property and equipment	801
Goodwill	923
Intangible assets	16,440
	27,371
Less: Liabilities Assumed:	
Line of credit borrowings outstanding	1,000
Accounts payable	637
Accrued expenses	339
	1,976
Total consideration (including acquisition costs of $222)	$ 25,395

The Company recorded the estimated value of $9,800,000 related to the customer relationships, $340,000 related to a non-compete agreement and $6,300,000 related to the Marks trade name within intangible assets and the excess of the purchase price over the fair value of the acquired assets of $923,000 was assigned to Goodwill. The intangible assets will be amortized over their estimated useful lives of twenty years (customer relationships) and seven years (non-compete agreement). The weighted average amortization period of these assets is 19.6 years. The Marks trade name was deemed to have an indefinite life. The goodwill recorded as a result of the acquisition is deductible for Federal and New York State income tax purposes over a period of 15 years.

Unaudited pro-forma consolidated financial information is presented below as if the acquisition had occurred as of the first day of the earliest period presented. Results have been adjusted to account for: (1) the initial $25,000,000 cash borrowing and related interest expense under the term loan, (2) cash used to repay $1,000,000 in assumed bank

debt at closing of the purchase transaction, (3) deferred financing costs and related amortization associated with the term loan, (4) additional salary and employee stock option expense for employees not previously included in salary expense, and (5) amortization expense of acquired intangible assets. The pro-forma information presented below does not purport to present what actual results would have been if the acquisition had occurred at the beginning of such periods, nor does the information project results for any future period. The unaudited pro-forma consolidated financial information should be read in conjunction with the historical financial information included in other reports and documents filed with the United Stated Securities and Exchange Commission.

The unaudited pro-forma consolidated financial information for the fiscal year ended June 30, 2009 is as follows (in thousands, except share and per share data):

	2009
Pro-forma:	
Net sales	$ 72,084
Net loss	$ (13,288)
Net loss per share:	
Basic	$ (0.70)
Diluted	$ (0.70)
Weighted average number of shares:	
Basic	19,096,000
Diluted	19,096,000

NOTE 6 - Income Taxes

The Benefit for income taxes is comprised of the following:

	For the Years Ended June 30, 2010	2009
	(In thousands)	
Current income taxes:		
Federal	$ (950)	$ (293)
State	34	27
Foreign	5	6
	(911)	(260)
Deferred income tax benefit	(173)	(3,039)
Benefit for income taxes	$(1,084)	$(3,299)

A reconciliation of the U.S. Federal statutory income tax rate to our actual effective tax rate on earnings before income taxes is as follows (dollars in thousands):

	For the Years Ended June 30, 2010		2009	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Tax at Federal statutory rate	$(2,579)	34.0%	$(5,672)	34.0%
Increases (decreases) in taxes resulting from:				
Meals and entertainment	46	(0.6)%	58	(0.4)%

State income taxes, net of Federal income tax benefit	22	(0.3)%	18	(0.1)%
Foreign source income and taxes	1,456	(19.2)%	2,224	(13.3)%
Stock based compensation expense	68	(0.9)%	107	(0.6)%
Tax reserve reversal	(64)	0.9%	(53)	0.3%
Other, net	(33)	0.4%	19	(0.1)%
Effective tax rate	$(1,084)	14.3%	$(3,299)	19.8%

Deferred tax assets and deferred tax liabilities at June 30, 2010 and 2009 are as follows (in thousands):

	Current Deferred Tax Assets (Liabilities)		Long-Term Deferred Tax Assets (Liabilities)	
	2010	2009	2010	2009
Accounts receivable	$ 21	$ 21	$ --	$ --
Inventories	167	212	272	256
Accrued liabilities	260	299	32	36
Stock based compensation expense	--	--	128	119
Goodwill	--	--	2,113	1,897
Property, plant and equipment	--	--	(658)	(711)
Change in accounting principle in fiscal 2008	--	--	39	72
Other deferred tax liabilities	--	--	(84)	(84)
	448	532	1,842	1,585
Valuation allowance	--	--	--	--
Net deferred taxes	$ 448	$ 532	$ 1,842	$ 1,585

The Company has identified its U.S. Federal income tax return and its State return in New York as its major tax jurisdictions. As a result the Company increased its accrued income tax liability by $715,000, from $1,836,000 to $2,551,000, to provide for additional reserves for uncertain income tax positions for U.S. Federal and State income tax purposes. Fiscal 2006 and forward years are still open for examination. The increase in the accrued income tax liability of $715,000 was offset in part by a $230,000 increase to a deferred income tax asset, resulting in a net reduction to retained earnings of $485,000.

During the year ending June 30, 2010 the Company decreased its reserve for uncertain income tax positions by $83,000. As of June 30, 2010 the Company has a long-term accrued income tax liability of $93,000. The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense and accrued income taxes. As of June 30, 2010, the Company had accrued interest totaling $23,000 and $77,000 of unrecognized net tax benefits (including the related accrued interest and net of the related deferred income tax benefit of $39,000) that, if recognized, would favorably affect the company's effective income tax rate in any future period.

For the year ended June 30, 2010, the company recognized a net benefit to income tax expense of $64,000 ($83,000 liability reversal including interest, less the related $28,000 reversal of deferred tax asset, plus current year interest accrual on other reserves of $9,000).

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Tax	Interest	Total
Balance of gross unrecognized tax benefits as of July 1, 2009	$ 176,000	$ 37,000	$ 213,000
Reductions to unrecognized tax benefits as a result of a lapse			

of the applicable statute of limitations	(83,000)	(14,000)	(97,000)
Balance of gross unrecognized tax benefits as of June 30, 2010	$ 93,000	$ 23,000	$ 116,000

Napco US plans to permanently reinvest a substantial portion of its foreign earnings and as such has not provided US corporate taxes on the permanently reinvested earnings. As of June 30, 2010, the Company had no undistributed earnings of foreign subsidiaries.

NOTE 7 - Long-Term Debt

As of June 30, 2010, debt consisted of a revolving credit loan facility of $11,100,000 with outstanding borrowings of $11,100,000 at June 30, 2010 and at June 30, 2009.

On August 18, 2008, the Company and its banks amended and restated the existing $25,000,000 revolving credit agreement. The amended facility was $50,000,000 and provides for a $25,000,000 revolving credit line as well as a $25,000,000 term portion of which the entire $25,000,000 was utilized to finance the asset purchase agreement as described in Note 5 of the accompanying consolidated financial statements. The amended revolving credit agreement and term loan was amended in June 2009 to $11,100,000 and is secured by the accounts receivable, a portion of inventory, the Company's headquarters building in Amityville, New York, certain other assets of Napco Security Technologies, Inc. and the common stock of three of the Company's subsidiaries. As of June 30, 2010 and certain quarters preceding as previously disclosed, the Company was not in compliance with several of the financial covenants in the existing facilities for which it anticipates receiving the appropriate waivers from its banks as part of the restatement of these facilities as further described below.

The Company and its banks have been in negotiations to amend and restate the existing terms of the credit facilities and term loan. As of the date of the issuance of these financial statements, the Company and its banks have agreed in principle on all the key terms and modifications to the existing revolving credit agreement and term loan. Some of the key terms that have been agreed to by both parties include an accelerated payment of approximately $1,786,000 to be made at closing, consisting of the December 2010 and March 2011 installments, and restructuring of the financial covenants to better reflect the Company's current financial condition. The Company anticipates receiving appropriate waivers from the banks in connection with its non-compliance at June 30, 2010 and for prior quarters. The restated agreement also provides for interest based on either the Prime Rate or an alternate rate based on LIBOR and changes the margins associated with these benchmarks. To consummate and finalize these amendments, the Company and its banks are in the process of scheduling a closing date. Because the closing and final waivers will occur after the filing date of this Form 10-K, the Company has classified this debt as current in the accompanying financial statements. Upon completion of the closing this debt will be reclassified as long-term in future filings. The revolving credit agreement terminates in August 2012 and any outstanding borrowings are to be repaid or refinanced on or before that time. As of June 30, 2010 there was $11,100,000 outstanding under the revolving credit facility with an interest rate of 7.25% and $18,749,000 outstanding under the term loan with an interest rate of 7.25%. The term loan is being repaid in 19 quarterly installments of $893,000 each, which commenced in December 2008, and a final payment of $8,033,000 due in August 2013.

The agreements contain various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings and compliance with certain financial ratios.

NOTE 8 – Goodwill

During the fourth quarter of fiscal 2009, the Company concluded indicators of potential impairment were present due to the sustained decline in the Company's share price resulting in the market capitalization of the Company being less than its book value. The Company conducted an impairment test during the fourth quarter of fiscal 2009 based on the facts and circumstances at that time and its business strategy in light of existing industry and economic conditions, as well as taking into consideration future expectations. Through its impairment testing and review, the Company concluded its discounted cash flow analysis does not support a residual implied fair value of its assets and liabilities relating to the Alarm Lock acquisition in 1985 and the Continental acquisition in 2000. As a result, for the

quarter ended June 30, 2009, the Company recorded a non-cash goodwill impairment charge of $9.7 million, which was the full carrying value of goodwill relating to these two acquisitions as of that date.

At the conclusion of the quarter ended March 31, 2010, the Company amended its projected discounted cash flows relating to its Marks subsidiary and, as a result, performed an interim impairment test. The Company determined that this remaining goodwill was impaired and in the quarter ended March 31, 2010 recorded an impairment charge of $923,000 which represented the unamortized balance of this Goodwill.

The changes in the carrying amounts of goodwill are as follows:

	Consolidated	Marks	Continental	Alarm Lock
Balance, June 30, 2008	$ 9,686	$ --	$ 7,414	$ 2,272
Goodwill acquired during fiscal 2009	923	923	--	--
Goodwill impairment during fiscal 2009	(9,686)	--	(7,414)	(2,272)
Balance June 30, 2009	923	923	--	--
Goodwill impairment during fiscal 2010	(923)	(923)	--	--
Balance June 30, 2010	$ --	$ --	$ --	$ --

NOTE 9 - Stock Options

In December 2002, the stockholders approved the 2002 Employee Stock Option Plan (the 2002 Plan). The 2002 Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 1,836,000 shares of the Company's common stock to be acquired by the holders of such awards. Under the 2002 Plan, the Company may grant stock options, which are intended to qualify as incentive stock options (ISOs), to key employees. Any plan participant who is granted ISOs and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option with a price of at least 110% of the fair market value on the date of grant.

Under the 2002 Plan, stock options have been granted to key employees with a term of 10 years at an exercise price equal to the fair market value on the date of grant and are exercisable in whole or in part at 20% per year from the date of grant. At June 30, 2010, 1,471,480 stock options were granted, 364,520 stock options were available for grant, and 1,317,906 stock options were exercisable under this plan.

No options were granted during fiscal 2010. The fair value of each option granted during fiscal 2009 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009
Risk-free interest rates	3.07%
Expected lives	10 years
Expected volatility	65%
Expected dividend yields	0%

The following table reflects activity under the 2002 Plans for the fiscal years ended June 30,:

	2010		2009	
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year	1,390,240	$ 2.65	1,293,480	$ 2.84
Granted	--	--	100,000	4.25
Terminated	(10,100)	2.72	--	--
Exercised	--	--	(3,240)	1.90
Outstanding at end of year	1,380,140	$ 2.95	1,390,240	$ 2.95
Exercisable at end of year	1,317,906	$ 2.85	1,240,720	$ 2.65
Weighted average fair value at grant date of options granted	$ n/a		$ 1.22	
Total intrinsic value of options exercised	$ --		$ 3,000	
Total intrinsic value of Options outstanding	$ 5,620			
Total intrinsic value of Options exercisable	$ 5,620			

Cash received from option exercises for fiscal years 2010 and 2009 was $0 and $6,000, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $0 for both fiscal 2010 and 2009.

The following table summarizes information about stock options outstanding under the 2002 Plan at June 30, 2010:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at June 30, 2010	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at June 30, 2010	Weighted average exercise price
$0.72 to $ 4.00	1,014,390	3.1	$ 1.89	1,014,390	$ 1.89
$4.01 to $ 7.50	328,250	6.5	5.29	266,016	5.35
$7.51 to $11.16	37,500	5.7	11.16	37,500	11.16
	1,380,140	4.0	$ 2.95	1,317,906	$ 2.85

As of June 30, 2010, there was $62,000 of total unearned stock-based compensation cost related to non-vested share-based compensation arrangements granted under the 2002 Plan. That cost is expected to be recognized over a weighted average period of 6 years. The total fair value of the options vested during fiscal 2010 under the 2002 Plan was $222,575.

In September 2000, the stockholders approved a 10 year extension of the already existing 1990 non-employee stock option plan (the 2000 Plan) to encourage non-employee directors and consultants of the Company to invest in the Company's stock. The 2000 Plan provided for the granting of non-qualified stock options, the exercise of which would allow up to an aggregate of 270,000 shares of the Company's common stock to be acquired by the holders of the stock options. The 2000 Plan provided that the option price will not be less than 100% of the fair market value of the stock at the date of grant. Options were exercisable at 20% per year and expire five years after the date of grant. Compensation cost is recognized for the fair value of the options granted to non-employee directors and consultants as of the date of grant. $19,000 of compensation expense was recorded for stock options granted to directors under the 2000 Plan. There are 240,000 options available for future grants under the 2000 Plan.

The following table reflects activity under the 2000 Plan for the fiscal years ended June 30,:

	2010		2009	
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year	30,000	$ 5.03	30,000	$ 5.03
Granted	--	--	--	--
Exercised	--	--	--	--
Forfeited	--	--	--	--
Cancelled/lapsed	--	--	--	--
Outstanding at end of year	30,000	$ 5.03	30,000	$ 5.03
Exercisable at end of year	24,000	$ 5.03	18,000	$ 5.03
Weighted average fair value at grant date of options granted	n/a		n/a	
Total intrinsic value of options exercised	n/a		n/a	
Total intrinsic value of Options outstanding	$ 0			
Total intrinsic value of Options exercisable	$ 0			

As of June 30, 2010, there was $13,000 of total unearned stock-based compensation cost related to non-vested share-based compensation arrangements granted under the 2000 Plan. That cost is expected to be recognized over a weighted average period of 1 year. The total fair value of the options vested during fiscal 2010 under the 2002 Plan was $18,960.

NOTE 10 - 401(k) Plan

The Company maintains two 401(k) plans ("the Napco Plan" and "the Marks Plan") that cover all U.S. non-union employees with one or more years of service and is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. The Napco Plan provided for matching contributions of 50% of the first 2% of employee contributions. During fiscal 2009 the Company amended this plan, eliminating the provision for mandatory matching contributions. Company contributions to the plan totaled approximately $0 and $55,000 for the years ended June 30, 2010 and 2009, respectively. The Marks Plan was adopted by the Company subsequent to the Marks acquisition in August 2008 and provides for discretionary matching contributions. Company contributions to this plan were $28,000 for fiscal 2010 and $0 for fiscal 2009.

NOTE 11 - Commitments and Contingencies

Leases

The Company is committed under various operating leases, which do not extend beyond fiscal 2013. Minimum lease payments through the expiration dates of these leases, with the exception of the land leases referred to below, are as follows:

Year Ending June 30,	Amount
2011	$ 58,000
2012	26,000
2013	12,000
Total	$ 96,000

Rent expense, with the exception of the land lease referred to below, totaled approximately $153,000 and $440,000 for the fiscal years ended June 30, 2010 and 2009, respectively.

Land Lease

On April 26, 1993, one of the Company's foreign subsidiaries entered into a 99 year lease, expiring in 2092, for approximately four acres of land in the Dominican Republic, at an annual cost of approximately $288,000, on which the Company's principal production facility is located.

Litigation

In the normal course of business, the Company is a party to claims and/or litigation. Management believes that the settlement of such claims and/or litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

Employment Agreements

As of June 30, 2010, the Company was obligated under five employment agreements and one severance agreement. Compensation under the agreements includes annual salaries approximating $1,140,000. The employment agreements provide for annual bonuses based upon sales and profits, or a formula to be determined by the Board of Directors, and various severance payments as defined in each agreement. The agreement with the Company's Chief Executive Officer provides for a salary of $587,000, includes additional compensation of 25,000 stock options that vest 20% per year or upon a change in control, as defined, and a termination payment in an amount equal to 299% of the average of the prior five calendar year's compensation, subject to certain limitations, as defined. The employment agreements expire at various times through August 2013.

NOTE 12 - Geographical Data

The Company is engaged in one major line of business: the development, manufacture, and distribution of security alarm products and door security devices for commercial and residential use. Sales to unaffiliated customers are primarily shipped from the United States. The Company has customers worldwide with major concentrations in North America, Europe, and South America.

The following represents selected consolidated geographical data for and as of the fiscal years ended June 30, 2010 and 2009:

	2010	2009
	(in thousands)	
Sales to external customers(1):		

Domestic	$ 62,925	$ 62,676
Foreign	4,832	6,889
Total Net Sales	$ 67,757	$ 69,565
Identifiable assets:		
United States	$ 54,896	$ 60,456
Dominican Republic (2)	18,235	18,822
Other foreign countries	537	2,308
Total Identifiable Assets	$ 73,668	$ 81,586

(1) All of the Company's sales occur in the United States and are shipped primarily from the Company's facilities in the
United States and United Kingdom. There were no sales into any one foreign country in excess of 10% of total net sales.

(2) Consists primarily of inventories (2010 = $13,896,000; 2009 = $13,960,000) and fixed assets (2010 = $4,246,000; 2009 = $4,696,000) located at the Company's principal manufacturing facility in the Dominican Republic.

NOTE 13 – Restructuring costs

In March 2009, the Company began a Restructuring Plan consisting of a series of actions to consolidate its Sales, Production and Warehousing operations of Marks and those in Europe and the Middle East into the Corporate Headquarters in Amityville, NY and its production facility in the Dominican Republic. The majority of these initiatives have been completed by June 30, 2010, while certain remaining Production-related actions are expected to be completed by December 31, 2010. Accordingly, the Company recognized restructuring costs of $1,274,000 in the fiscal year ended June 30, 2009. Of this amount, $210,000 relates to Workforce Reductions communicated in March 2009 and $1,064,000 to Business Exits and related costs associated with inventory and lease impairments related to the closure of the Marks, European and Middle East facilities. As of June 30, 2010, $1,138,000 of the $1,274,000 in restructuring costs has been incurred and $136,000 remains in accrued expenses.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 9A: CONTROL AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. At the conclusion of the period ended June 30, 2010, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting. Management is responsible for the preparation of Napco Security Technologies, Inc. (Napco Security Technologies) consolidated financial statements and related information. Management uses its best judgment to ensure that the consolidated financial statements present fairly, in all material respects, Napco Security Technologies consolidated financial position and results of operations in conformity with generally accepted accounting principles.

The financial statements have been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board. Their report expresses the independent

accountant's judgment as to the fairness of management's reported operating results, cash flows and financial position. This judgment is based on the procedures described in the second paragraph of their report.

Napco Security Technologies management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission published in 1992 and subsequent guidance prepared specifically for smaller public companies. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2010.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of our Company; and (3) unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements are prevented or timely detected.

Limitations on Internal Control

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of Holtz Rubinstein Reminick LLP, our registered public accounting firm regarding internal control over financial reporting. Management's Report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only Management's Report in this annual report.

The Board of Directors of Napco Security Technologies has an Audit Committee comprised of three non-management directors. The Committee meets periodically with financial management and the independent auditors to review accounting, control, audit and financial reporting matters. Holtz Rubinstein Reminick LLP has full and free access to the Audit Committee, with and without the presence of management.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2010 that has materially affected or is likely to materially affect our internal controls over financial reporting.

ITEM 9B: OTHER INFORMATION

None

PART III

The information called for by Part III is hereby incorporated by reference from the information set forth under the headings "Election of Directors", "Corporate Governance and Board Matters", "Executive Compensation", "Beneficial Ownership of Common Stock" and "Principal Accountant Fees" in the Company's definitive proxy statement for the 2010 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

We have adopted a Code of Ethics which applies to our senior executive and financial officers, among others. The Code is posted on our website, www.napcosecurity.com under the "Investors - Other" captions. We intend to make all required disclosures regarding any amendment to, or waiver of, a provision of the Code of Ethics for senior executive and financial officers by posting such information on our website.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Omitted

Upon the written request of any stockholder of the Company, the Company will provide such stockholder a copy of the Company's Annual Report on Form 10-K for 2010, including the financial statements and the schedules thereto, filed with the Securities and Exchange Commission. Any such request should be directed to Secretary, NAPCO Security Technologies, Inc., 333 Bayview Avenue, Amityville, New York 11701. There will be no charge for such report unless one or more exhibits thereto are requested, in which case the Company's reasonable expenses of furnishing such exhibits may be charged.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 14, 2010

NAPCO SECURITY TECHNOLOGIES, INC.
(Registrant)

By: /s/RICHARD SOLOWAY
Richard Soloway
Chairman of the Board of
Directors, President and Secretary
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and the dates indicated.

Signature	Title	Date
/s/RICHARD SOLOWAY Richard Soloway	Chairman of the Board of Directors, President and Secretary and Director (Principal Executive Officer)	October 14, 2010
/s/KEVIN S. BUCHEL Kevin S. Buchel	Senior Vice President of Operations and Finance and Treasurer and Director (Principal Financial and Accounting Officer)	October 14, 2010
/s/PAUL STEPHEN BEEBER Paul Stephen Beeber	Director	October 14, 2010
/s/RANDY B. BLAUSTEIN Randy B. Blaustein	Director	October 14, 2010
/s/ARNOLD BLUMENTHAL Arnold Blumenthal	Director	October 14, 2010
/s/DONNA SOLOWAY Donna Soloway	Director	October 14, 2010
/s/ANDREW J. WILDER Andrew J. Wilder	Director	October 14, 2010

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES

NON-GAAP MEASURES OF PERFORMANCE* (unaudited)

(In thousands)

	3 months ended June 30,		Fiscal year ended June 30,	
	2010	2009	2010	2009
Net (loss) income (GAAP)	$ (1,892)	$ (9,224)	$ (6,500)	$ (13,382)
Add back (benefit) provision for income taxes	(412)	(2,725)	(1,084)	(3,299)
Add back interest and other expense	607	695	2,373	1,764
Operating (Loss) (GAAP)	$ (1,697)	$ (11,254)	$ (5,211)	$ (14,917)
Adjustments for non-GAAP measures of performance:				
Add back amortization of acquisition-related intangibles	334	894	1,339	1,231
Add back stock-based compensation expense	42	69	227	349
Add back costs related to Marks acquisition and consolidation	350	93	588	194
Add back bad debt reseves and write-offs associated with closure of Middle East Operation	303	-	498	-
Add back impairment of goodwill	-	9,686	923	9,686
Add back costs associated with waivers and amendments to credit facilities	58	113	357	364
Add back restructuring charges	-	19	-	1,274
Add back change to inventory reserve	394	14	394	14
Add back write-off of minority interest	-	-	-	147
Adjusted non-GAAP operating income	(216)	(366)	(885)	(1,658)
Add back depreciation	343	393	1,319	1,496
Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization)	$ 127	$ 27	$ 434	$ (162)

*** Non-GAAP Information**

Certain non-GAAP measures are included in this annual report, including EBITDA, non-GAAP operating income and Adjusted EBITDA. We define EBITDA as GAAP net income (loss) plus income tax expense (benefit), net interest expense and depreciation and amortization expense. Non-GAAP operating income does not include impairment of goodwill, amortization of intangibles, restructuring charges, stock-based compensation expense and other infrequent or unusual charges. These non-GAAP measures are provided to enhance the user's overall understanding of our financial performance. By excluding these charges our non-GAAP results provide information to management and investors that is useful in assessing NAPCO's core operating performance and in comparing our results of operations on a consistent basis from period to period. The presentation of this information is not meant to be a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles. Investors are encouraged to review the reconciliation of GAAP to non-GAAP financial measures included in the above.

Officers & Directors

Richard L. Soloway
Chairman, President and C.E.O.

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Jorge D. Hevia
Senior Vice President of Sales and Marketing

Michael Carrieri
Senior Vice President of Engineering

Alfred DePierro
Vice President of Engineering
Microcomputer Applications

Raymond Gaudio
Vice President of Engineering
Software Applications

George R. Marks
President, Marks USA

Common Stock Listing

Nasdaq Global Market System®
(Symbol–"NSSC")

Directors

Richard L. Soloway
Chairman, President and C.E.O.

Paul Stephen Beeber
Attorney

Randy B. Blaustein, Esq.
Tax Attorney

Arnold B. Blumenthal
Group Publisher Emeritus,
Security Dealer, Locksmith Ledger;
Publisher, Security Line

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Donna A. Soloway
Security Industry Publicist

Andrew J. Wilder
Officer of Israeloff,
Trattner & Company

Primary Bank

HSBC Bank USA
534 Broadhollow Road
Melville, NY 11747

www.napcosecurity.com

Investor Relations

Copies of the Company's Annual Report, Forms 10-K and 10-Q and other information filed with the Securities and Exchange Commission may be obtained directly from the Corporation by contacting:

NAPCO Security Systems, Inc.
333 Bayview Avenue
Amityville, NY 11701
Attention: Corporate Secretary

Independent Accountants

Holtz Rubenstein Reminick
125 Baylis Road
Melville, NY 11747-3823

Legal Counsel

Shapiro Forman Allen & Sava, LLP
380 Madison Avenue
New York, NY 10017

Transfer Agent

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004



NAPCO SECURITY TECHNOLOGIES, INC.

(NASDAQ:NSSC)